

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2020

Andrew Brown
Chief Financial Officer
Chegg, Inc.
3990 Freedom Circle
Santa Clara , CA , 95054

> **Re: Chegg, Inc.**
> **Form 10-K for the Year Ended December 31, 2019**
> **Filed February 20, 2020**
> **File No. 001-36180**

Dear Mr. Brown:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Years Ended December 31, 2019 and 2018
Net Revenues, page 45

1. We note Chegg Services revenues increased by 31% for the year ended December 31, 2019, which you attribute to growth in Chegg Study and Chegg Writing. To provide a more detailed analysis and discussion of the drivers of this favorable variance, please consider disclosing the changes in sales by service offering which addresses increases in the volume of services provided and pricing changes that have contributed to the increase in net revenues for Chegg Services. For example, your discussion could highlight student demand for the types of subscription services offered (monthly, weekly, and on-demand) and the correlation with increases in revenues by service offering. In your discussion, please describe whether the increases are due to any unusual events or changes in

      economic circumstances, and represent a known trend that is expected to have an ongoing favorable impact on net sales and income from operations. Refer to Item 303(a)(3)(i) through (iii) of Regulation S-K.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David A. Bell, Esquire